REQUEST FOR QUARTERLY REPORTS

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Dear Shareholder:
Sun Life Financial Services of Canada Inc. publishes quarterly financial reports which are disseminated to the public via press release and the Internet at www.sunlife.com. You may receive these reports by mail by having your name added to the Supplemental Mailing List maintained by our Transfer Agent, CIBC Mellon Trust Company. If you wish to have your name added to the Supplemental Mailing List, you can either:		Name:
1.	Complete and return this card along with your proxy form in the return envelope provided;	Address:
or
2.	Complete and mail this card to our Transfer Agent at: CIBC Mellon Trust Company,	Postal code:
P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9.
If you do not provide instructions, the quarterly financial reports will not be mailed to you.		Signature:X
This card will be mailed to you annually.

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